UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, February 29th 2012

France Telecom-Orange announces that the sale of Orange Switzerland to Funds advised by Apax Partners has been completed

In accordance with the agreement signed on the 23rd of December 2011 and validated by the Board of Directors on the 10th of January 2012, and further to obtaining of all necessary approvals, France Telecom-Orange has completed today the disposal of 100% of Orange Communication S.A. (“Orange Switzerland”) to Matterhorn Mobile S.A. (a company indirectly owned by Funds advised by Apax Partners LLP).

Based on the agreed enterprise value of CHF 2bn (corresponding to a multiple of 6.5x 2011 EBITDA) and after deduction of the external net debt of the company, which mainly includes the upcoming payment of the spectrum Orange Switzerland has just acquired, the net proceeds to France Telecom-Orange for the sale is CHF 1.83 billion (slightly more than € 1.5 billion).

Orange Switzerland will continue to pay brand fees to France Telecom – Orange as long as it continues to use the Orange brand in Switzerland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 1, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations